

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via E-Mail</u>
Shah Mathias
Chief Executive Officer
Ameri Metro, Inc.
3030 East Market Street
York, Pennsylvania 17402

> **Re: Ameri Metro, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2013**
> **File No. 333-189286**

Dear Mr. Mathias:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In addition, advise us how you intend to respond to our letter dated June 27, 2013 relating to your non-compliance with the reporting requirements of section 13(a) of the Securities Exchange Act of 1934. Update your disclosure throughout your registration statement to address the status your delinquent reporting status.

2. Please note that we may have comments on the legal opinion and other exhibits once you file them and will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement

3. Please revise to indicate that the selling shareholders will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and only thereafter at prevailing market prices or privately negotiated prices. Revise your disclosure throughout the

registration statement as appropriate, including the disclosure in the "Plan of Distribution" section.

Calculation of Registration Fee table

4. Please revise the fee table to reflect the price at which the selling shareholders will be selling your shares and revise to state the paragraph of Rule 457 that is being relied upon for the basis of the calculation.

Management, page 29

5. We note disclosure on page 31 that none of the officers or directors of the company have been a party to a bankruptcy petition, was convicted in a criminal proceeding, etc. We also note the legal proceedings disclosure on page 32. Please revise to make these disclosures consistent.

Security Ownership of Certain Beneficial Owners and Management, page 34

6. Please revise to disclose the total number of shares beneficially owned by your directors and executive officers as a group. See Item 403(b) of Regulation S-K.

Selling Shareholders, page 37

7. Please review your calculation of the number of shares in this offering and include the total at the end of the "Number of Shares Offered" column. We note a total at the end of the "Number of Shares Owned" column. Please include the revised calculation, if any, throughout your registration statement, including the Calculation of Registration Fee table.

8. There is information that is designated with a footnote (number (5)), however, there is no corresponding textual information beneath the table. Please revise or advise.

9. Please revise to indicate the nature of any position, office, or other material relationship which any selling shareholder holder has had within the past three years with you or any of your predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

10. Please disclose the transactions in which each of the selling shareholders acquired the shares that they are registering for resale, including the exemption from registration. Specifically address whether the resellers acquired these shares in connection with the reverse merger transaction with Yellowwood Acquisition Corporation. Also address whether or not the resellers initially acquired the shares from a shell company, as that term is defined by SEC rules.

Item 16. Exhibits and Financial Statement Schedules, page 42

11. We note that exhibits 3.1, 10.1, 10.2 and 10.3 are not filed with the registration statement. Please revise to file such exhibits or identify information incorporated by reference pursuant to Rule 411 of the Securities Act of 1933 if you intend to incorporate information by reference.

12. We note that Exhibit 10.10 is expired. Please file a signed updated agreement or tell us that the agreement is expired. Please update your disclosure throughout the registration statement to disclose the current status of this agreement.

Signatures, page 44

13. Please revise the introductory language to each of the signature blocks to provide it in the form required by Form S-1.

14. We note disclosure on page 30 that Naresh Mirchandani is your Chief Financial Officer. However, we note that Steve Trout signed the registration statement as your principal financial and accounting officer. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        Lee Cassidy, Esq.